UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           DARLING INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    237266101
                                 (CUSIP Number)

Ms. Sonia E. Gardner                                             with a copy to:
Avenue Capital Management II, LLC                     Matthew S. Eisenberg, Esq.
535 Madison Avenue                                          Cobb & Eisenberg LLC
15th Floor                                                        2600 Post Road
New York, New York 10022                                    Southport, CT  06890
(212) 850-7519                                                    (203) 254-0000

                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               September 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 23 pages

CUSIP No.  237266101             13D                         Page  2 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           GL Partners II, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             6,668,530
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            6,668,530
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           6,668,530
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.7%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  3 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Capital Partners II, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             6,668,530
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            6,668,530
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           6,668,530
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.7%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  4 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Special Situations Fund II, LP
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             6,668,530
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            6,668,530
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           6,668,530
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.7%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           PN

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  5 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Capital Management II, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             7,778,530
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            7,778,530
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           7,778,530
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.5%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IA

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  6 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Investments, LP
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             270,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            270,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           270,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.4%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           PN

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  7 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Partners, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             270,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            270,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           270,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.4%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  8 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Advisors, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             270,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            270,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           270,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.4%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page  9 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue International, Ltd.
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             990,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            990,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           990,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.6%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page 10 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue International Advisors, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             990,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            990,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           990,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.6%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page 11 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Special Situations Fund III, LP
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           WC
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             1,110,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            1,110,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,110,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           PN

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page 12 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Avenue Capital Partners III, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             1,110,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            1,110,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,110,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page 13 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           GL Partners III, LLC
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             1,110,000
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            1,110,000
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           1,110,000
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.8%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

CUSIP No.  237266101             13D                         Page 14 of 23 Pages

--------------------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Marc Lasry
--------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
--------------------------------------------------------------------------------
        3  SEC USE ONLY
--------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
        5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e):
--------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
     NUMBER OF           -------------------------------------------------------
      SHARES             8  SHARED VOTING POWER
   BENEFICIALLY             9,038,530
       EACH              -------------------------------------------------------
     REPORTING           9  SOLE DISPOSITIVE POWER
      PERSON                0
       WITH              -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                            9,038,530
--------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           9,038,530
--------------------------------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
--------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.5%
--------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Darling International, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038.

Item 2.  Identity and Background

(a) - (c), (f)  This Schedule is being jointly filed by:

          A. Avenue Investments, LP, a Delaware limited partnership, with respect to shares held by it;

          B. Avenue Partners, LLC, a New York limited liability company and the general partner of Avenue Investments, LP, with respect to shares held by Avenue Investments, LP;

          C. Avenue Advisors LLC, a New York limited liability company and the investment advisor to Avenue Investments, LP, with respect to shares held by Avenue Investments, LP;

          D. Avenue International, Ltd., a Cayman Islands exempted company, with respect to shares held by it;

          E. Avenue International Advisors, LLC, a Delaware limited liability company and the investment advisor to Avenue International, Ltd., with respect to shares held by Avenue International, Ltd.;

          F. Avenue Special Situations Fund II, LP, a Delaware limited partnership, with respect to shares held by it;

          G. Avenue Capital Partners II, LLC, a Delaware limited liability company and the general partner of Avenue Special Situations Fund II, LP, with respect to the shares held by Avenue Special Situations Fund II, LP;

          H. GL Partners II, LLC, a Delaware limited liability company and the managing member of Avenue Capital Partners II, LLC, with respect to the shares held by Avenue Special Situations Fund II, LP;

          I. Avenue Special Situations Fund III, LP, a Delaware limited partnership, with respect to shares held by it;

          J. Avenue Capital Partners III, LLC, a Delaware limited liability company and the general partner of Avenue Special Situations Fund III, LP, with respect to the shares held by Avenue Special Situations Fund III, LP;

          K. GL Partners III, LLC, a Delaware limited liability company and the managing member of Avenue Capital Partners III, LLC, with respect to the shares held by Avenue Special Situations Fund III, LP;

          L. Avenue Capital Management II, LLC, a Delaware limited liability company and the investment advisor to Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP, with respect to the shares held by Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP; and

          M. Marc Lasry, a United States citizen and the managing member of Avenue Partners, LLC, Avenue Advisors, LLC, Avenue International Advisors, LLC, GL Partners II, LLC, GL Partners III, LLC, and Avenue Capital Management II, LLC ("Lasry"), with respect to the shares held by Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP, and Avenue Special Situations Fund III, LP.

The persons referenced in A - M above are referred to herein collectively as the "Reporting Persons". The principal business address of all of the Reporting Persons is 535 Madison Avenue, 15th Floor, New York, New York 10022.

Each of Avenue Investments, LP, Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP is a private investment partnership. Avenue International, Ltd. is a private offshore investment vehicle. The principal businesses of Avenue Partners, LLC, Avenue Capital Partners II, LLC and Avenue Capital Partners III, LLC are to serve as the general partners of, respectively, Avenue Investments, LP, Avenue Special Situations Fund II, LP and Avenue Special Situations Fund III, LP. The principal businesses of Avenue Advisors, LLC and Avenue International Advisors, LLC are to serve as the investment advisors to, respectively, Avenue Investments, LP and Avenue International, Ltd. The principal business of Avenue Capital Management II, LLC is to serve as investment advisor to Avenue Special Situations Fund II, LP, Avenue Special Situations Fund III, LP, and one or more other affiliated entities. The principal businesses of GL Partners II, LLC and GL Partners III, LLC are to serve as the managing members of, respectively, Avenue Capital Partners II, LLC and Avenue Capital Partners III, LLC. Mr. Lasry serves as the principal control person (directly or indirectly) of all of the other Reporting Persons, and serves in a similar capacity to various other related entities, all of which are engaged in investment or investment management activities.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On September 11, 2003: 270,000 shares of Common Stock were purchased by Avenue Investments, LP for a purchase price of $675,000; 990,000 shares of Common Stock were purchased by Avenue International, Ltd. for a purchase price of $2,475,000; 630,000 shares of Common Stock were purchased by Avenue Special Situations Fund II, LP for a purchase price of $1,575,000; and 1,110,000 shares of Common Stock were purchased by Avenue Special Situations Fund III, LP for a purchase price of $2,775,000. All of the shares of Common Stock were purchased for $2.50 per share, exclusive of commission costs. Each purchaser used its own capital available for investment to satisfy the applicable purchase price for the shares of Common Stock purchased by it.

Item 4.  Purpose of Transaction

The purpose of the acquisitions of shares of Common Stock by the Reporting Persons is for investment. The Reporting Persons reserve the right to acquire additional shares of Common Stock as well as to dispose of any and all of the shares owned by them at any time or from time to time and at prices determined by them. Except as otherwise described above, as of the date hereof, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intention with respect to any or all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

(a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2003, there were 62,325,368 shares of Common Stock issued and outstanding at August 7, 2003. As of the date hereof:

     a. Avenue Investments, LP owns directly 270,000 shares of Common Stock, constituting 0.4% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Partners, LLC (in its capacity as general partner), Avenue Advisors, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

     b. Avenue International, Ltd. owns directly 990,000 shares of Common Stock, constituting 1.6% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue International Advisors, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

     c. Avenue Special Situations Fund II, LP owns directly 6,668,530 shares of Common Stock, constituting approximately 10.7% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Capital Partners II, LLC (in its capacity as general partner), GL Partners II, LLC (in its capacity as managing member of the general partner), Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below.

     d. Avenue Special Situations Fund III, LP owns directly 1,110,000 shares of Common Stock, constituting 1.8% of the Company's outstanding shares, which shares may be deemed to be beneficially indirectly owned by Avenue Capital Partners III, LLC (in its capacity as general partner), GL Partners III, LLC (in its capacity as managing member of the general partner), Avenue Capital Management II, LLC (in its capacity as investment advisor), and Mr. Lasry as described below;

As of the date hereof, Mr. Lasry, in his capacity as principal control person of all of the other Reporting Persons, may be deemed to own beneficially indirectly 9,038,530 shares of Common Stock, constituting approximately 14.5% of the Company's outstanding shares, which figure includes the shares owned directly by Avenue Investments, LP, Avenue International, Ltd., Avenue Special Situations Fund II, LP, and Avenue Special Situations Fund III, LP, described above.

b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, shared power to vote or to direct the vote, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) No transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The relationship among the Reporting Persons is described in Item 2 above.

Item 7.  Material to be filed as Exhibits

Not applicable.

                                   Signatures

         After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Date:  September __, 2003

Avenue Investments, LP
By:  Avenue Partners, LLC
      Its general partner

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Partners, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Advisors, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue International, Ltd.

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Director


Avenue International Advisors, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member

Avenue Special Situations Fund II, LP
By:  Avenue Capital Partners II, LLC
      Its general partner
By:  GL Partners II, LLC
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Capital Partners II, LLC
By:  GL Partners II, LLC,
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


GL Partners II, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Special Situations Fund III, LP
By:  Avenue Capital Partners III, LLC
      Its general partner
By:  GL Partners III, LLC
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Capital Partners III, LLC
By:  GL Partners III, LLC,
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


GL Partners III, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member

Avenue Capital Management II, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


/s/ Marc Lasry
-----------------------------
Marc Lasry, an individual

                             Joint Filing Agreement

Avenue Partners, LLC, and Avenue Advisors, LLC, each a New York limited liability company; Avenue International Advisors, LLC, Avenue Capital Partners II, LLC, GL Partners II, LLC, Avenue Capital Partners III, LLC, GL Partners III, LLC and Avenue Capital Management II, LLC, each a Delaware limited liability company; Avenue Investments, LP, Avenue Special Situations Fund II, LP, and Avenue Special Situations Fund III, LP, each a Delaware limited partnership; Avenue International, Ltd., a Cayman Islands exempted company; and Marc Lasry, an individual, hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  September __, 2003

Avenue Investments, LP
By:  Avenue Partners, LLC
      Its general partner

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Partners, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member

Avenue Advisors, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue International, Ltd.

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Director


Avenue International Advisors, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Special Situations Fund II, LP
By:  Avenue Capital Partners II, LLC
      Its general partner
By:  GL Partners II, LLC
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Capital Partners II, LLC
By:  GL Partners II, LLC,
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


GL Partners II, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member

Avenue Special Situations Fund III, LP
By:  Avenue Capital Partners III, LLC
      Its general partner
By:  GL Partners III, LLC
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


Avenue Capital Partners III, LLC
By:  GL Partners III, LLC,
      Its managing member

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


GL Partners III, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member

Avenue Capital Management II, LLC

/s/ Marc Lasry
-----------------------------
By:  Marc Lasry
Title:  Managing Member


/s/ Marc Lasry
-----------------------------
Marc Lasry, an individual